**CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF DESIGNATION OF
PREFERENCES, RIGHTS AND LIMITATIONS OF
SERIES H CONVERTIBLE PREFERRED STOCK OF
MONEYONMOBILE, INC.**

(Pursuant to Sections 21.155 and 21.156 of the
Texas Business Organizations Code
of the State of Texas)

MONEYONMOBILE INC., a corporation organized and existing under the Texas Business Organizations Code of the State of Texas (the "Corporation"), in accordance with the provisions of Sections 21.155 and 21.156 thereof:

HEREBY CERTIFIES:

A. That pursuant to the authority conferred upon the Board of Directors by the majority vote of all outstanding shares of Series H Convertible Preferred Stock and the Certificate of Formation of the Corporation, the Board of Directors on June 30, 2019 adopted the following resolution providing for an amendment to the Certificate of Designation of Preferences, Rights and Limitations of Series H Convertible Preferred Stock of the Corporation:

RESOLVED, that, pursuant to the authority vested in the Board of Directors of the Corporation by the majority vote of all outstanding shares of Series H Convertible Preferred Stock and in accordance with the provisions of its Certificate of Formation, that the Certificate of Designation of Preferences, Rights and Limitations of Series H Convertible Preferred Stock of the Corporation, filed with the Texas Secretary of State on January 31, 2018, shall be amended as follows:

1. Section 7(a) shall be amended and replaced in its entirety to read:

   a. Voluntary Conversion. The holder of Series H Preferred, at its option, may convert all or part of its Series H Preferred into that number of Common Stock equal to the quotient determined by dividing (i) the Stated Value of the shares of Series H Preferred to be converted; and (ii) the Voluntary Conversion Price.

2. Section 7(b) shall be amended and replaced in its entirety to read:

   b. Mandatory Conversion. Unless otherwise converted, upon the occurrence of a Triggering Event, all outstanding shares of Series H Preferred shall be automatically convert into that number of Common Stock equal to the quotient determined by dividing (i) the Stated Value of the shares of Series H Preferred subject to conversion under this Section 7(b); and (ii) the Triggering Event Conversion Price. .

3. Section 7(c) shall be amended and replaced in its entirety to read:

   c. Certain Definitions:

   "Triggering Event" means the moment immediately prior to the occurrence of both of (i) the uplisting of the Corporation's Common Stock, including the shares issuable pursuant to conversion under Section 7(b), on any one of the New York Stock Exchange, NYSE: Amex Exchange, The Nasdaq Stock Exchange, including the Nasdaq Capital Markets, London Stock Exchange, including AIM, or any other major stock exchange in the United States of America (the "Uplisting"), and (ii) if during any ten (10) consecutive trading days the lowest traded share price is equal to or greater than $1.25 per share (subject to adjustments occurring after February 12, 2018).

   "Voluntary Conversion Price" means and shall be equal to $0.30 per share, subject to adjustments as prescribed by Section 7(f) hereof occurring after February 12, 2018.

"Triggering Event Conversion Price" means and shall be equal to $0.30 per share, subject to adjustments as prescribed by Section 7(f) hereof occurring after February 12, 2018.

C. That the above resolution was adopted by all necessary action on the part of the Corporation.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate in the name and on behalf of MoneyOnMobile, Inc., on the [*] day of June, 2019, and the statements contained herein are affirmed as true under penalty of perjury.

MONEYONMOBILE, INC.

By: /s/ Harold Montgomery
Harold Montgomery
Chief Executive Officer